信和置業有限公司
SINO LAND COMPANY LIMITED

02 OCT -7 AM 9:14

Our Ref.: SLC-EI/JM-2002/CS-1622

27 September, 2002

The Hongkong and Shanghai
Banking Corporation Limited
35-36/F., Sun Hung Kai Centre,
30 Harbour Road, Wan Chai,
Hong Kong.

Attn.: Mr. James Wong (Securities Dept.)

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286, U.S.A.

Attn.: Mr. Kenneth Lopian/
Ms. Jennifer Monaco

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

Attn.: Mr. Frank Zarb

02055188

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

SUPPL

Dear Sirs,

LEVEL ONE SPONSORED ADR PROGRAM
-Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention three copies of the Company's press announcements published in the South China Morning Post regarding the following matters:-

1. resignation of Mr. Robert Lee Chi Hong as Executive Director;
2. resignation of Mr. Ambrose Cheung Wing Sum as Executive Director; and
3. final results for the year ended 30 June, 2002.

For your information, the said announcements are also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Jean Ma
Assistant Company Secretary

dw 10/7

Encls.

c.c. (1) The Bank of New York (Hong Kong) [Attn.: Mr. Michael Cole-Fontayn/Ms. Eugenia Lee]
(2) Morningstar ADR Review [Attn.: Ms. Judith Cohn]

H:\Maisy\JM\Final Result 2002\25.9.2002\Letter-ADR

SINO LAND COMPANY LIMITED

ANNOUNCEMENT

The Board of Directors announces that Mr. Robert Lee Chi Hong has tendered his resignation as executive director with effect from 12th August, 2002.

The Board wishes to record its appreciation for Mr. Lee's valuable contribution during his directorship with the Company.

Robert Ng Chee Siong
Chairman

Hong Kong, 30th July, 2002

信和置業有限公司

— 公佈 —

董事會茲宣佈李智康先生已請辭本公司執行董事之職務，生效日期爲二零零二年八月十二日。

董事會衷心感謝李先生於在任董事期間爲本公司所作出之寶貴貢獻。

主席
黃志祥

香港，二零零二年七月三十日

SINO LAND COMPANY LIMITED

ANNOUNCEMENT

The Board of Directors announces that Mr. Ambrose Cheung Wing Sum has tendered his resignation as executive director with effect from 19th September, 2002.

The Board wishes to record its appreciation for Mr. Cheung's valuable contribution during his directorship with the Company.

Robert Ng Chee Siong
Chairman

Hong Kong, 19th September, 2002

SOUTH CHINA MORNING POST

SINO LAND COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(1)

The audited results of the Group for the year ended 30th June, 2002 are as follows: -

Consolidated Income Statement	Notes	2002 HK$	2001 HK$ (As restated)
Turnover	3	2,713,424,196	1,489,814,712
Cost of sales		(757,448,223)	(155,799,941)
Direct expenses		(471,559,745)	(375,823,116)
		1,484,416,228	958,191,655
Other income		61,262,686	61,876,439
Unrealised holding loss on investments in trading securities		(180,228,233)	(102,399,270)
Impairment loss on investments in other securities		(103,107,616)	(6,856,943)
Loss on disposal of investments in other securities		(129,255,068)	-
Administrative expenses		(391,787,588)	(410,788,242)
Other operating expenses		-	(9,708,167)
Profit from operations	3 & 4	741,300,409	490,315,472
Finance income		125,470,873	286,696,502
Finance costs		(505,914,014)	(677,104,074)
Net finance costs		(380,443,141)	(390,407,572)
Share of results of associates		(98,360,557)	396,093,427
Profit on disposal of subsidiaries		12,712,419	-
Profit on disposal of associates		69,611,638	77,355,564
Profit before taxation		344,820,768	573,356,891
Taxation	5	(89,775,703)	(80,481,062)
Profit before minority interests		255,045,065	492,875,829
Minority interests		7,742,631	(1,194,007)
Net profit for the year		262,787,696	491,681,822
Earnings per share	6	6.81 cents	13.18 cents
Interim dividend paid at HK 2 cents (2001 – HK 2 cents) per share		77,151,732	76,913,023
Proposed final dividend at HK 2 cents (2001 – HK 2 cents) per share		77,394,237	77,115,664

Notes:

1. Adoption of new and revised Statements of Standard Accounting Practice

In the current year, the Group adopted, for the first time, the following new and revised Statements of Standard Accounting Practice ("SSAP"s) issued by the Hong Kong Society of Accountants and which became effective during the year. Certain comparative figures have been restated to conform with the current year's presentation.

The adoption of these new and revised SSAPs has resulted in the following changes to the Group's accounting policies that have affected the amounts reported for the current or prior years.

Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the balance sheet date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed in the notes to the financial statements. This change in accounting policy has been applied retrospectively. The effect of this adjustment is summarised in note 2.

Segment reporting

In the current year, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment Reporting". Segment disclosures for the year ended 30th June, 2001 have been amended so that they are presented on a consistent basis.

Goodwill

In the current year, the Group adopted SSAP 30 "Business combinations" and elected to restate goodwill previously eliminated against reserves. Accordingly, the amount of such goodwill has been remeasured in accordance with the requirements of SSAP 30. Accumulated amortisation in respect of goodwill between the date of acquisition of the relevant associate and the date of adoption of SSAP 30 has been recognised retrospectively. Following restatement, goodwill arising on the acquisition of the associate is included within the carrying amount of the associate. Goodwill is amortised over its estimated useful life on a straight line basis over a period of 20 years. The effect of these adjustments is summarised in note 2.

2. Prior period adjustments

The financial effect of the adoption of the new and revised accounting policies described in note 1 is summarised below:

	Retained profits HK$	Goodwill reserve HK$
Balance at 1st July, 2000		
As originally stated	6,959,756,314	-
Derecognition of liability for final dividend for the year ended 30th June, 2000	181,495,097	-
Reclassification of goodwill reserve previously written off against retained profits to interests in associates	185,889,768	(185,889,768)
Restatement as an asset of goodwill held in reserves with retrospective recognition of accumulated amortisation	(37,177,952)	185,889,768
As restated	7,289,963,227	-

The effect of these changes in accounting policies on the results for the current and prior years is as follows:

	2002 HK$	2001 HK$
Amortisation of goodwill	9,294,488	9,294,488

FINAL RESULTS

3. Segment information

Business segments

For the year ended 30th June, 2002

REVENUE	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
Turnover							
Property rental	831,481,466	-	-	-	-	-	831,481,466
Property sales	1,243,877,561	-	-	-	-	-	1,243,877,561
Hotel operation	-	-	-	201,616,565	-	-	201,616,565
Management services	49,886,540	-	-	-	335,223,903	-	385,110,443
Share investment and dealing	-	45,537,314	-	-	-	-	45,537,314
Financing	-	-	5,800,847	-	-	-	5,800,847
	2,125,245,567	45,537,314	5,800,847	201,616,565	335,223,903	-	2,713,424,196
Other revenue	23,846,900	7,813,949	489,884	2,268,699	26,843,254	-	61,262,686
Inter-segment sales	-	-	-	-	20,656,524	(20,656,524)	-
Total revenue	2,149,092,467	53,351,263	6,290,731	203,885,264	382,723,681	(20,656,524)	2,774,686,882
SEGMENT RESULT	1,225,463,779	46,849,385	6,290,731	97,393,504	169,681,515	-	1,545,678,914
Unallocated corporate expenses							(804,378,505)
Profit from operations							741,300,409
Net finance costs							(380,443,141)
Share of results of associates	(134,887,334)	(2,679,732)	(483,968)	42,883,500	(3,193,023)	-	(98,360,557)
Profit on disposal of subsidiaries							12,712,419
Profit on disposal of associates							69,611,638
Profit before taxation							344,820,768
Taxation							(89,775,703)
Profit before minority interests							255,045,065
Minority interests							7,742,631
Net profit for the year							262,787,696

For the year ended 30th June, 2001

REVENUE	Property HK$	Security HK$	Financing HK$	Hotel HK$	Building management and services HK$	Elimination HK$	Consolidated HK$
Turnover							
Property rental	801,824,816	-	-	-	-	-	801,824,816
Property sales	156,755,200	-	-	-	-	-	156,755,200
Hotel operation	-	-	-	99,076,418	-	-	99,076,418
Management services	45,432,228	-	-	-	305,910,606	-	351,342,834
Share investment and dealing	-	66,515,802	-	-	-	-	66,515,802
Financing	-	-	14,299,642	-	-	-	14,299,642
	1,004,012,244	66,515,802	14,299,642	99,076,418	305,910,606	-	1,489,814,712
Other revenue	17,704,891	2,376,459	2,751,040	-	39,044,049	-	61,876,439
Inter-segment sales	-	-	-	-	18,403,860	(18,403,860)	-
Total revenue	1,021,717,135	68,892,261	17,050,682	99,076,418	363,358,515	(18,403,860)	1,551,691,151
SEGMENT RESULT	705,639,480	68,693,860	17,050,682	41,820,173	186,863,899	-	1,020,068,094
Unallocated corporate expenses							(529,752,622)
Profit from operations							490,315,472
Net finance costs							(390,407,572)
Share of results of associates	336,379,033	179,858	(2,254,191)	53,400,000	8,388,727	-	396,093,427
Profit on disposal of associates							77,355,564
Profit before taxation							573,356,891
Taxation							(80,481,062)
Profit before minority interests							492,875,829
Minority interests							(1,194,007)
Net profit for the year							491,681,822

Geographical segments

Most of the activities of the Group are based in Hong Kong and more than 90% of the Group's turnover, profit before taxation, assets and liabilities are derived from Hong Kong.

4. Profit from operations

Profit from operations has been arrived at after charging (crediting):	**2002 HK$**	2001 HK$
Depreciation	**18,053,567**	12,548,373
Amortisation of goodwill	**9,294,488**	9,294,488
Recognition of negative goodwill	**(2,564,199)**	-

5. Taxation

	2002 HK$	**2001 HK$**
Hong Kong Profits Tax:		
Provision for the year	**73,229,538**	48,446,702
(Over)under-provision in previous years	**(105,468)**	21,357,935
Taxation attributable to the Company and its subsidiaries	**73,124,070**	69,804,637
Share of taxation attributable to associates		
Hong Kong Profits Tax	**16,651,633**	10,676,425
	89,775,703	80,481,062

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profits for the year.

6. Earnings per share

The calculation of the basic earnings per share is based on the net profit for the year of HK$262,787,696 (2001: HK$491,681,822) and on the weighted average number of 3,857,495,004 (2001: 3,729,997,313) ordinary shares in issue throughout the year.

No diluted earnings per share has been compiled and presented for the years ended 30th June, 2002 and 2001 as the effect of the assumed conversion of the Group's outstanding convertible bonds would result in an increase in net profit per share.

The adjustment to comparative basic earnings per share, arising from the effect of adoption of new and revised SSAPs as shown in note 1 above, is as follows:

Reconciliation of earnings per share for the year ended 30th June, 2001	HK cents
Reported figure before adjustments	13.43
Adjustments arising from the adoption of SSAP 30	(0.25)
Restated figure	13.18

CLOSURE OF REGISTER

The Register of Members will be closed from Friday, 8th November, 2002 to Wednesday, 13th November, 2002, both dates inclusive, during which period no transfers of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by not later than 4:00 p.m. on Thursday, 7th November, 2002.

2002 ANNUAL REPORT

The 2002 annual report containing all the information required by the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Stock Exchange") will be published on the Stock Exchange's website and printed copies will be sent to shareholders on or about 11th October, 2002.

I am pleased to present the 2001/2002 Annual Report to shareholders.

FINAL RESULTS

The Group's audited consolidated turnover and net profit attributable to shareholders for the financial year ended 30th June 2002 was HK$2,713 million and HK$263 million respectively. Earnings per share for the year was 6.81 cents.

DIVIDENDS

The Directors have resolved to recommend a final dividend of 2 cents per share in respect of the year ended 30th June, 2002 to shareholders whose names appear on the Register of Members of the Company on 13th November, 2002. Together with the interim dividend of 2 cents per share, the total dividend for the full year is 4 cents per share.

The Directors propose that shareholders be given the option to receive the final dividend in new shares in lieu of cash. The scrip dividend proposal is subject to: (1) the approval of the proposed final dividend at the Annual General Meeting to be held on 13th November, 2002; and (2) The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued pursuant to this proposal.

A circular containing details of the scrip dividend proposal will be despatched to shareholders together with the form of election for scrip dividend on or about 14th November, 2002. It is expected that the final dividend warrants and share certificates will be despatched to shareholders on or about 16th December, 2002.

BUSINESS ACTIVITIES

(1) Land Bank

During the financial year ended 30th June 2002, the Group acquired 7 plots of land mainly for residential development and a 19% interest in a commercial project in Shanghai named Raffles City Shanghai. The addition of these new sites contributes in aggregate approximately 2.6 million square feet of attributable gross floor area to the Group. Details of these acquisitions are as follows:

Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
1. Tseung Kwan O Site, TKOTL 24 MTR Hang Hau Station Development Tseung Kwan O, New Territories	Residential	60%	895,470
2. West Kowloon Site, KIL 11158, Hoi Fai Road, West Kowloon Reclamation, Kowloon	Residential/ Commercial	100%	843,621
3. Tuen Mun Site, TMTL 432, Hoi Chu Road, Tuen Mun, New Territories	Residential/ Commercial	100%	345,661
4. Majestic Gardens, Lot No. 2051 in Demarcation District No. 121, Ping Shan, Yuen Long, New Territories	Residential/ Commercial	100%	109,348
5. The Beacon Hill, NKIL 6196, Junction of Cornwall Street and Tat Chee Avenue, Kowloon Tong, Kowloon	Residential	33.3%	100,391
6. Majestic Gardens, Lot No. 2052 in Demarcation District No. 121, Ping Shan, Yuen Long, New Territories	Residential	100%	72,065
7. Piper's Hill Site, NKIL 6378, 2 and 4 Caldecott Road, Piper's Hill, Kowloon	Residential	33.3%	25,397
8. Raffles City Shanghai, Plot 105 A & B, 228 Xizang Road Central, Huangpu District, Shanghai	Commercial	19%	255,977
			2,647,930

As at 30th June, 2002, the Group's land bank, including properties held for sale, properties under development and completed investment properties, consists of a total gross floor area of approximately 17 million square feet comprising a balanced portfolio of properties: 39% residential; 34% commercial; 14% industrial; 9% car parks; and 4% hotels. On 26th July, 2002, the Group won a joint venture contract from Urban Renewal Authority for the redevelopment of the Tsuen Wan Town Centre site. About 1,900 residential flats with a total gross floor area of approximately 1.2 million square feet and 245,419 square feet of retail space are expected to be built. Together with this newly acquired site, the Group has a total approximately 18.4 million square feet of land bank and 19 projects currently under development in Hong Kong. The Group continues to replenish its land bank with quality sites to optimise its earning potential.

4

+

(2) Project Completion & Development Activities

During the financial year ended 30th June, 2002, the Group completed the following developments with a total attributable gross floor area of approximately 909,149 square feet: -

Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
1. Central Park, KIL 11090, 18 Hoi Ting Road, MTR Olympic Station, Kowloon	Residential	42.5%	466,456
2. Olympian City 2, KIL 11090, 18 Hoi Ting Road, MTR Olympic Station, Kowloon	Commercial (Shopping Mall)	42.5%	217,297
3. Futura Plaza, KTIL 705, 111-113 How Ming Street, Kwun Tong, Kowloon	Industrial	100%	225,396
			909,149

The Group expects to complete the following projects with an aggregate attributable gross floor area of approximately 1 million square feet in the next financial year:

Location	Usage	Group's Interest	Attributable Gross Floor Area *(Square feet)*
1. Grand Regentville, 9 Wo Mun Street, Fanling, New Territories	Residential/ Commercial/ Car Parks	100%	603,929
2. Horizon Place, 100 Kwai Luen Road, Kwai Chung, New Territories	Residential	100%	201,607
3. Sky Horizon, 35 Cloud View Road, North Point, Hong Kong	Residential	100%	134,225
4. St Andrews Place 38 Kam Chui Road, Beas Stable Sheung Shui, New Territories	Residential	100%	98,909
			1,038,670

(3) Sales Activities

During the year, sales revenue was mainly derived from the sale of residential units in Central Park, Park Avenue, Island Resort and several investment properties, namely: two commercial buildings, Energy Plaza and Olympian Tower; all the retail shops in Sino Centre and a luxury residential development, The Hacienda.

The Group rolled out four residential projects currently under construction for pre-sale during the year namely Grand Regentville in Fanling, Horizon Place in Kwai Chung, Sky Horizon in North Point and Ocean View in Ma On Shan. Despite a slowdown in economic activities, market response to these projects was favourable with the majority of units sold. These projects are scheduled for completion between 2002 and 2003.

(4) Rental Activities

As at 30th June, 2002, the Group had 8.1 million square feet of attributable gross floor area of completed investment properties, an increase from 7.7 million square feet in the previous financial year. The portfolio comprises diversified properties: 48% commercial; 24% industrial; 17% car parks; 8% hotels; and 3% residential.

During the financial year, the Group completed two properties for investment purposes, namely, Olympian City 2 and Futura Plaza, adding a total 442,693 square feet to the existing portfolio. Olympian City 2 has achieved high occupancy and has become a retail hub over the MTR Olympic Station in West Kowloon. The leasing of Futura Plaza continues to be promising. In June 2002, a further 170,570 square feet of industrial space was added to the portfolio after acquisition of 100% interest in Sunley Centre. Notwithstanding a decrease in attributable gross floor area resulting from the sales of investment properties Energy Plaza, The Hacienda and remaining retail shops in Sino Centre; the addition of Olympian City 2, Futura Plaza and Sunley Centre has brought about a net increase of approximately 0.4 million square feet of completed investment properties for the Group.

The Group has regularly organised a wide variety of promotional activities in our shopping malls to increase pedestrian flow and create more business for the tenants. In March this year, three shows of 'Shaolin-Wheel of Life' performed by the world-renowned Shaolin Kung Fu monks was previewed in

Olympian City 2, China Hong Kong City and Island Resort Mall. Peter Rabbit, the popular cartoon figure from the U.K., created a fever in our malls during its promotional campaign 'Peter Rabbit's Natural Wonders of Countryside'. The live broadcast of World Cup 2002 organised in June increased the average traffic flow of major shopping malls like Olympian City 2 and Island Resort Mall by approximately 30% and concurrently boosted the tenants' businesses significantly. The completion of a major renovation programme on the exterior of Tuen Mun Town Plaza Phase I in April gave the shopping mall a refreshing and radiant new outlook.

The gross rental revenue of the Group, including the attributable share of its associates, has been stable at HK$1,106 million. The overall occupancy of the investment properties has been satisfactory throughout the year. The highly diversified nature and favourable location of the Group's investment properties have always been the contributing factors to stable recurrent earnings.

(5) Finance

With stable recurrent rental income, coupled with sales revenue from development projects and the disposal of investment properties mentioned above, the Group's gearing ratio has been reduced to approximately 23.8%, expressed as a percentage of bank and other borrowings net of cash and bank balance over shareholders' equity. Of the total borrowings, 10% was repayable within one year, 39% repayable between one and two years and 51% repayable between two and five years. As at 30th June, 2002, the Group's total asset value amounted to HK$41 billion. The Group, including the attributable shares of its associates, had cash resources of approximately HK$6,858 million, comprising cash on hand of approximately HK$3,463 million together with committed undrawn facilities of approximately HK$3,395 million. As at 30th June, 2002, the shareholders' fund and net asset value per share of the Group was HK$25.7 billion and HK$6.64 respectively.

In April 2002, the Company redeemed US$115,100,000 face value of 4% Convertible Bonds due 2002 thereby reducing the Company's foreign exchange exposure by the same amount.

In May 2002, the Company, through its wholly-owned subsidiary Golden Million Finance Corporation, issued HK$1,500,000,000 3.75% Guaranteed Convertible Notes due 2007. The funds are used for general corporate and working capital purposes. As the new convertible notes are denominated in Hong Kong dollars, the financing will not pose additional foreign exchange risk to the Group.

With the exception of the redemption of Convertible Bonds in April 2002 which the United States dollars liability has been reduced by US$155,385,000, there was no material change in foreign currency borrowings and the capital structure of the Group for the financial year ended 30th June, 2002. Foreign exchange exposure is kept at a minimal level. Most of the Group's borrowings are subject to floating interest rates except for certain project loans and convertible notes.

As at 30th June, 2002, the Group did not record any material exceptional changes in contingent liabilities since the previous financial year ended 30th June, 2001.

(6) Future Developments

Property development and investments are the foremost business focus of the Group with the land bank being continuously and selectively replenished to optimise earning prospects. During the financial year and up to 30th August, 2002, new sites with a total attributable gross floor area of about 4 million square feet were acquired mainly for residential development and are expected to be completed during the next four years.

The Group affirms its commitment in building premium properties and incorporating environmentally friendly concepts and features in its new developments, project management and property management to pursue for a better quality of living and environment. At Ocean View features such as balconies, a material recovery room on each floor and outdoor solar lighting systems are incorporated. In July 2002, Property Times rated the clubhouses at Island Resort and Central Park/Park Avenue the best and second best in Hong Kong respectively in terms of variety of facilities, pricing and the ease of booking facilities. This is also evident of the Group's determination in building quality properties with market-driven facilities.

Other than the above mentioned, there was no material change from the information published in the report and accounts for the financial year ended 30th June 2001.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

The Group recognises that long-term shareholders' value can best be optimised by behaving and performing in a socially responsible manner as well as under a sustainable environment. Corporate integrity, ethics, governance and citizenship play a vital role in our daily operations and management. Professional practices that are in compliance with environmental conservation principles are applied to property development, project management, property management as well as office administration.

During the financial year, the Group sponsored 'Tree Planting for Clean Air 2002' organised on 27th April, 2002 where over 200 residents of the Group's properties planted tree at Sai Kung West Country Park. The activity was to encourage an appreciation of 'green' living.

A 'Green Committee' has been established within the Group to promote environmental conservation. They formulate internal policies, organise activities including seminars and training to increase staff and public awareness of the importance of the environment in relation to quality of life and are actively involved in community events to support and contribute in making Hong Kong a better place to live in.

The Group was involved in and initiated a series of campaigns and activities to support environmental sustainability. Among these were '2001 International Coastal Cleanup Day' on 15th September, 2001 where over 50 staff cleaned the coast of 15 Milestone Beach along Tsuen Wan's Castle Peak Road; and a two-month campaign from 8th August, 2001 to promote recyclable waste collection at 23 of Group's selected estates.

In January 2002, Sino Estates Management Limited, our wholly-owned subsidiary, was granted the Gold Award under the category of Green Property Management (Private Housing) and a Certificate of Merit under the category of Green Office in the 2001 Eco-Business Awards.

EMPLOYEE PROGRAMMES

During the financial year, the Group hosted various internal and external training programmes for over 2,670 employees to maintain their quality attributes, strengthen their professional knowledge and enhance their productivity. Training programmes focused on customer service and language proficiency whereby Mandarin courses were conducted for all front-line staff to maintain the high standard of customer service. In addition, training in the key areas of customer relations, information technology, self-enhancement initiatives and knowledge of environmental protection in respect of office administration, property management and project management were also fulfilled throughout the year. New courses will be developed continuously to meet corporate and specific career planning needs.

The Group runs a programme to identify employees of outstanding performance and with significant contributions, recognising them as future leaders while developing their skills to ensure they become role models for fellow colleagues. During the year, 15 employees received the Outstanding Employees Award.

PROSPECTS

The year witnessed a number of economic and political events that have driven the already sluggish economies in the United States and major countries to a higher level of economic volatility and imposed hurdles to economic recovery. Export-oriented economies have been adversely affected. The impact of the global economic climate on Hong Kong has been deflationary with rising unemployment. However, given the strong domestic economic growth in China, in particular the popularity of the Pearl River Delta region and increasing bilateral flow of capital and goods within the region, Hong Kong is well positioned to benefit.

The announcement of the housing policy by the SAR Government in June 2002 with a view to develop a more market-driven approach to sustain the equilibrium between supply of and demand for housing is a positive catalyst for the healthy growth of not only the property industry, but the economy as a whole. With regard to the new institutional framework for public housing, organisations in relation to land and housing have been placed under one section and one Principal Official. This will be more efficient in terms of decision-making, implementation of policy, the enforcement of best practices as well as facilitating a more integrated and comprehensive approach towards land use, allocation of resources and housing supply. This reflects the SAR Government's determination to ensure the operation of a free private sector residential property market. Together with financial and tax incentives and favourable mortgage terms available to home purchasers, the industry is on course for a sustainable and healthy recovery.

During the financial year, the Group has replenished its land bank with an additional 2.6 million square feet of attributable gross floor area at fair prices. This new addition will provide stable earning prospects in the years to come. The Directors are confident of the prospects of the Group in the medium to long term.

STAFF AND MANAGEMENT

Mr. Kent Lee Wing Kan, who served on the Board for more than 17 years has retired as Executive Director with effect from 1st May, 2002. I would like to express my appreciation for his immense contributions during his directorship with the Company, and wish him a happy retirement.

Mr. Robert Lee Chi Hong and Mr. Ambrose Cheung Wing Sum, who respectively served on the Board for more than 4 years and 1 year resigned effective 12th August, 2002 and 19th September, 2002. I would like to extend my appreciation for their contributions during their directorships with the Company.

On behalf of the Board, I would like to take this opportunity to express my appreciation and thanks to all staff for their commitment and contribution. I would also like to express my gratitude to my fellow directors for their support.

Robert Ng Chee Siong
Chairman

Hong Kong, 24th September, 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **Sino Land Company Limited** will be held at The Pacific Rooms, 9th Floor, Tower Block, The Royal Pacific Hotel & Towers, 33 Canton Road, Tsim Sha Tsui, Kowloon, on Wednesday, the 13th day of November, 2002 at 9:30 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Directors' and Auditors' Reports for the year ended 30th June, 2002.
2. To declare a final dividend.
3. To re-elect retiring Directors and to fix the Directors' remuneration.
4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors for the ensuing year and authorise the Directors to fix their remuneration.
5. As special business to consider and, if thought fit, pass with or without amendments, the following resolutions as Ordinary Resolutions:

Ordinary Resolutions

(i) "**THAT**:

(a) subject to paragraph (i)(b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares to be repurchased pursuant to the approval in paragraph (i)(a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution.

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(ii) "**THAT**:

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and deal with additional shares of the Company, to allot, issue or grant securities of the Company, including bonds, debentures and notes convertible into shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that these powers of the Directors and this general mandate is in respect of and in addition to any shares which may be issued on the exercise of the subscription rights under the Company's warrants or pursuant to any scrip dividend scheme or pursuant to a rights issue or pursuant to the exercise of any share option scheme adopted by the Company or pursuant to any rights of conversion under any existing convertible bonds, debentures or notes of the Company, and provided further that these powers of the Directors and this general mandate shall be subject to the restrictions that the aggregate nominal amount of shares allotted or agreed to be allotted or issued pursuant thereto, whether by way of option or conversion or otherwise, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and

(b) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(1) the conclusion of the next Annual General Meeting of the Company;

(2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(3) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

(iii) "**THAT**, conditional upon the resolutions (i) and (ii) above being passed, the aggregate nominal amount of the shares which are repurchased by the Company under the authority granted pursuant to resolution (i) above (up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution) shall be added to the aggregate nominal amount of share capital that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to resolution (ii) above."

6. As special business to consider and, if thought fit, pass with or without amendments, the following resolution as a Special Resolution:

Special Resolution

"THAT the Articles of Association of the Company be and are hereby amended in the following manner:-

(a) Article 2

(i) by adding the following definition immediately after the definitions of "shareholders" or "members":
"summary financial report" shall mean the "summary financial report" as defined under section 2(1) of the Companies Ordinance;

(ii) by adding the following definition immediately after the definition of "the register":
"relevant financial documents" shall mean the "relevant financial documents" as defined under section 2(1) of the Companies Ordinance;

(iii) by adding the following definitions immediately after the definition of "dollars":
"electronic communication" shall mean a communication sent by electronic transmission in any form through any medium;
"Entitled Person" shall mean an "entitled person" as defined under section 2(1) of the Companies Ordinance;

(iv) by deleting the definitions of "writing" or "printing" in its entirety and substituting the following therefor:
"writing" or "printing" shall include written or printed or printed by lithography or printed by photography or typewritten or produced by any other mode of representing words or figures in a visible form or, to extent permitted by, and in accordance with all applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or partly in one visible form and partly in another visible form;

(v) by adding the following definition immediately after the definition of "the Companies Ordinance":
"the Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any amendments thereto for the time being in force;

(vi) by adding the following as the last third paragraph in Article 2:
References to a document being executed include references to its being executed by hand or under seal or, to the extent permitted by, and in accordance with all applicable laws, rules and regulations, by electronic signature or by any other method. References to a document, to the extent permitted by, and in accordance with all applicable laws, rules and regulations, include references to any information in visible form whether having physical substance or not.

(b) Article 167

by deleting the existing Article 167 in its entirety and substituting therefor the following Article:

167. (A) The Board shall from time to time in accordance with the provisions of the Companies Ordinance cause to be prepared and laid before the Company at its annual general meeting the relevant financial documents.

(B) Subject to paragraph (C) below, the Company shall send to every Entitled Person a copy of the relevant financial documents or (subject to compliance with the relevant provisions of the Companies Ordinance and the Listing Rules) the summary financial report not less than twenty-one days before the date of general meeting (or such other time as permitted under the applicable laws, rules and regulations) before which the relevant financial documents shall be laid.

(C) Where any Entitled Person ("Consenting Person") has, in accordance with the Companies Ordinance and the Listing Rules and any applicable laws, rules and regulations, consented or is deemed to have consented to treat the publication of the relevant financial documents and/or the summary financial report (as the case may be) on the Company's computer network to which such person may have access as discharging the Company's obligation under the Companies Ordinance to send a copy of the relevant financial documents and/or the summary financial report (as the case may be) to such person, then the publication by the Company on its computer network of the relevant financial documents and/or the summary financial report (as the case may be) not less than twenty-one days before the date of the relevant general meeting (or such other time as permitted under the applicable laws, rules and regulations) shall, in relation to such Consenting Person, be deemed to discharge the Company's obligations under paragraph (B) above.

(c) Article 171

by deleting the existing Article 171 in its entirety and substituting therefor the following Article:

171. Any notice or document to be given or issued under these Articles shall be in writing, except that any such notice or document to be given or issued by or on behalf of the Company under these Articles (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) shall be in writing which may or may not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form (including an electronic communication and publication on a computer network) whether having physical substance or not and may be served or delivered by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Companies Ordinance, the Listing Rules and any applicable laws, rules and regulations:

(i) personally;
(ii) by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a member at his registered address as appearing in the register (in case of other Entitled Person, to such address as he may provide);
(iii) by delivering or leaving it at such address as aforesaid;
(iv) by advertisement in an English language newspaper and a Chinese language newspaper in Hong Kong;
(v) by sending or transmitting it as an electronic communication to the Entitled Person at his electronic address as he may provide; or
(vi) by publishing it on the Company's computer network, giving access to such network to the Entitled Person and giving to such person a notice of publication of such notice or document.

In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders.

(d) Article 173

by deleting the existing Article 173 in its entirety and substituting therefor the following Article:

173. Any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(i) if served or delivered in person, shall be deemed to have been served or delivered at the time of personal service or delivery, and in proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the notice or document was so served or delivered shall be conclusive evidence thereof;

(ii) if sent by post, shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid (and in the case of an address outside Hong Kong where airmail service can be extended thereto airmail postage prepaid), addressed and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so properly prepaid, addressed and put into such post office shall be conclusive evidence thereof;

(iii) if served by advertisement in newspapers in accordance with Article 171 (iv), shall be deemed to have been served on the day on which such notice or document is first published;

(iv) if sent or transmitted as an electronic communication, shall be deemed to have been served at the time when the notice or document is transmitted electronically provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender's control shall not invalidate the effectiveness of the notice or document being served; and

(v) if published on the Company's computer network, shall be deemed to have been served on the day on which the notice or document is published on the Company's computer network to which the Entitled Person may have access and the notice of such publication is given to such person.

(e) Article 174

by deleting the existing Article 174 in its entirety and substituting therefor the following Article:

174. A notice or document may be given by or on behalf of the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in such manner as provided in Article 171 in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(f) Article 176

by deleting the words "by post to, or left at the registered address of any member" in the second and third lines of Article 176 and substituting therefor the words "to any member in such manner as provided in Article 171".

(g) Article 177

by deleting the existing Article 177 in its entirety and substituting therefor the following Article:

177. (A) The signature to any notice or document by the Company may be written, printed or made electronically.

(B) Subject to any applicable laws, rules and regulations, any notice or document from the Company, including but not limited to the documents referred to in Article 167 and any "corporate communication" within the meaning ascribed thereto in the Listing Rules, may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language."

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 24th September, 2002

Notes:

(a) Any member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and on a poll vote instead of him. A proxy need not be a member of the Company.

(b) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

(c) The Directors wish to state that the above proposed Special Resolution is to facilitate the flexibility under the recent amendments of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which allow the Company to send corporate documents through electronic means, in either English language or Chinese language, and to offer members the choice to receive summary financial report in place of Annual Report.

(d) The translation into Chinese language of this notice (including the Special Resolution which contains the proposed new Articles) is for reference only. In case of any inconsistency, the English version shall prevail.

(e) The Register of Members of the Company will be closed from Friday, 8th November, 2002 to Wednesday, 13th November, 2002, both dates inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on Thursday, 7th November, 2002.